
06014955


RECEIVED
JUL 0 6 2006
213
PROCESSING
SECTION

**Via airmail**

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

30 June 2006

SUPPL

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 29 June 2006. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp

Alan Grieve


PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

| | |
|---|---|
| Période concernée: | **du 16 juin 2006 au 29 juin 2006** |
| Nombre de "A" units achetées: | **0** |
| Nombre de "A" units vendues: | **(71'464)** |
| Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 25 février 2004): | **5'000'000** |
| Position nette en "A" units au 29 juin 2006 | **18'097'292** |

Le programme de rachat courant porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 4'706'974 units "A". Des options portant sur 3'000'000 "A" units peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Le reste des options, qui portent sur 1'706'974 "A" units, peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.

| | |
|---|---|
| Date: | **le 30 juin 2006** |
| Société: | Compagnie Financière Richemont SA |
| Personne: | Alan Grieve / Jenny McLennan |
| Téléphone: | 041 727 23 55 |

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

| | |
|---|---|
| Periode: | **16. Juni 2006 bis 29. Juni 2006** |
| Anzahl der gekauften "A" Units: | **0** |
| Anzahl der verkauften "A" Units: | **(71'464)** |
| Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004): | **5'000'000** |
| Nettobestand an eigenen "A" Units per 29. Juni 2006: | **18'097'292** |

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 4'706'974 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 1'706'974 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden.

Datum: **30. Juni 2006**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve / Jenny McLennan
Telefon: 041 727 23 55